YCC Holdings LLC
c/o The Yankee Candle Company, Inc.
16 Yankee Candle Way
The Yankee Candle		South Deerfield, MA 01373
Company, Inc.		July 1, 2011
P.O. Box 110
South Deerfield		Via EDGAR Submission and Overnight Delivery
MA 01373-0110		Pamela A. Long, Assistant Director
U.S. Securities and Exchange Commission
Corporate		100 F Street, N.E., Stop 7010
413-665-8306		Washington, DC 20549
fax 413-665-4815
	Re:	YCC Holdings LLC (the “Company”)
Wholesale		Amendment No. 1 to Registration Statement on Form S-4
800-792-6180		Filed: June 10, 2011
fax 800-872-7905		File No.: 333-173505
Yankee Holding Corp.
Retail		Annual Report on Form 10-K for the Fiscal Year Ended January 1, 2011
413-665-8306		Filed: March 31, 2011
fax 413-665-8911		Quarterly Report on Form 10-Q for the Period Ended April 2, 2011
Filed: May 17, 2011
Catalog Sales		File No.: 333-141699-05
800-243-1776
fax 413-665-8321		Dear Ms. Long:

Credit & Billing 800-792-6180 fax 413-665-8840 www.yankeecandle.com

In regards to your comments in your letter dated June 23, 2011 related to YCC Holdings LLC’s (the “Company”) Amendment No. 1 to Form S-4 and Yankee Holding Corp.’s (“Yankee Holdings”) Form 10-K for the fiscal year ended January 1, 2011 and Form 10-Q for the period ended April 2, 2011, the Company and Yankee Holdings have reviewed your comments and provide herein their responses to your inquiries in the letter.

YCC Holdings LLC

Amendment No. 1 to Form S-4 Summary Historical Consolidated Financial Data, page 12

1.    We note your response to comment 10 in our letter dated May 11, 2011.  As previously requested, please revise your disclosures throughout the filing to disclose, if true, that Yankee Finance, Inc. is 100% owned.  Note that “wholly-owned” as defined in Rule    1-02(aa) of Regulation S-X is not the same as “100% owned.” Please also clearly disclose throughout the filing, including on pages F-33 and F-42, that the Exchange Notes are not guaranteed.

Securities and Exchange Commission
July 1, 2011

Response:

In response to the Staff’s comment, the Company has revised the disclosure on the prospectus cover and pages 9, 12, 22, 46, 73, 126 and F-32 of Amendment No. 2 to the Registration Statement to disclose that Yankee Finance, Inc. is 100% owned by YCC Holdings. In response to the Staff’s comment, the Company has also added disclosure on pages 73, F-33, F-39 and F-42 to disclose that the Exchange Notes are not guaranteed.

Capitalization, page 44

2.                 We note your response to comment 19 in our letter dated May 11, 2011.  Please begin your reconciliation in footnote (3) with historical income (loss) from continuing operations.  Please also present pro forma income (loss) from continuing operations before income taxes.

Response:

In response to the Staff’s comment, the reconciliation in footnote (3) on page 44 of Amendment No. 2 to the Registration Statement has been revised to begin with historical income (loss) from continuing operations and also to present pro forma income (loss) from continuing operations before income taxes.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 47

3.                 Please disclose in MD&A, if true, that restructuring charges are included in the unallocated/corporate/other column of your segment footnote to the financial statements.  Please also make this clarification on pages F-9, F-30, F-47 and elsewhere throughout the filing as necessary.

Response:

In response to the Staff’s comment, pages 51, 62, F-9, F-30 and F-47 of Amendment No. 2 to the Registration Statement have been revised to indicate that restructuring charges for continuing operations are included in the unallocated/corporate/other column of our segment footnote to the financial statements.

Audited Financial Statements

Notes to the Financial Statements

Note 2. Summary of Significant Accounting Policies

Sales Recognition, page F-7

4.                 We note your response to comment 34 in our letter dated May 11, 2011.  Customers do not bear the risk of loss when the customer agreement does not provide for a damage allowance.  Please tell us the typical terms of the damage allowance and help us understand why customers would bear the risk of loss when the agreement provides for a damage allowance.  In arrangements in which you bear the risk of loss, please clarify whether you record revenue after receiving confirmation from the customer that the items were not damaged in transit.

Securities and Exchange Commission
July 1, 2011

Response:

Certain customers have provisions in their customer agreements that provide for damage allowances.  The damage allowances provide for a discount which is accrued for by the Company at the time of shipment in lieu of any further claims or rights in the event the shipment is damaged in transit.   For shipments to customers without damage allowance provisions, the Company records revenue on the estimated receipt date by the customer.  The Company does not obtain confirmation from such customers that the merchandise was not damaged prior to recording the revenue; however, the amount of damaged merchandise related to customers without damage provisions has not exceeded $0.3 million for the past three years.

Unaudited Financial Statements

Notes to the Financial Statements

Note 1. Basis of Presentation and Organization

Organization and Current Events, page F-38

5.            The proceeds from the $315.0 million of 10.25%/11.00% Senior Notes were used to make a payment of $300.9 million to Yankee Candle Investments LLC which in turn made payments of $297.9 million to holders of their Class A common units and payments of $3.0 million to holders of Class B and Class C common units. The payments to the Class A common unit holders were accounted for as an equity transaction and the payments to the Class B and Class C common unit holders were accounted for as general and administrative expenses.  Please help us better understand how you determined the appropriate accounting for the payments to common unit holders.  Please specifically address the following:

•                 Please tell us how you determined whether the payments to each of the different unit holders should be treated as equity transactions or general and administrative expenses.  In this regard, disclosures on page F-12 indicate that members of senior management also are Class A common unit holders; and

•                 Please tell us how you determined these payments should be reflected in the Class A, B, and C common unit amounts rather than in accumulated deficit.

Response:

Substantially all Class A units were purchased at the time of the merger in 2007 by Madison Dearborn (4,233,353 units or approximately 99% of the Class A units) and certain members of management (40,933 units or approximately 1% of the Class A units).   Madison Dearborn and management both paid the same price of $101.22 per Class A unit.  Because this price resulted in the sale of the Company to an independent third party at the time (Madison Dearborn) it was determined to be fair value for the Class A units.  Subsequent to the Merger there have been some additional purchases of Class A units by management (an aggregate of 1,802 units from the Merger through the distribution date in February 2011).  The Company obtains periodic valuations from a third party and the sales of such units were based on the most recent valuation. All transactions were at a price that management believes represented fair value at the time.  There are no vesting provisions related to the Class A units.  Each Class A unitholder received the same amount on a per unit basis and the amounts distributed did not exceed the amounts paid for the respective Class A units.  The aggregate amount paid of $297.9 million to the Class A unitholders represents a return of capital and will affect their future distributions under the terms of the Amended and Restated Limited Liability Company Agreement of Yankee Candle Investments LLC, dated February 8, 2011 (the “LLC Agreement”).  Accordingly, the $297.9 million was accounted for as a return of capital in accordance with ASC718 “Compensation - Stock Compensation” as a reduction in the carrying amount of Class A units.  As a result, this payment had no impact on the accumulated deficit.

Securities and Exchange Commission
July 1, 2011

The $3.0 million paid to the Class B and C unitholders, all of whom are members of management or the Board of Directors, was not a return of capital.  Pursuant to the distribution provisions of the LLC Agreement, all capital must first be returned to the Class A unitholders before any return of capital could be made to Class B or Class C unitholders.  Because the proceeds distributed to Class A unitholders did not constitute a total return of all capital to the Class A holders, under the distribution provisions of the LLC Agreement, the Class B and Class C unitholders were not eligible to receive a distribution as a matter of right.  In light of that fact, the Company’s Board of Directors voted to make a special $3.0 million payment to the Class B and Class C unitholders.  The $3.0 million paid to the Class B and C unitholders did not impact the unitholders’ future distributions in accordance with the LLC Agreement.  Because the $3.0 million represented discretionary payments to these individuals outside the terms of their distribution rights as Class B and C unitholders we determined the payments to management represented compensation and payments to members of the Board of Directors represented directors fees, both of which should be recorded as general and administrative expenses.   Accordingly, the cash payments were not recorded as equity transactions.

6.            On February 9, 2011, the members of Yankee Candle Investments LLC exchanged their interests in YCC Holdings LLC for identical interests in Yankee Candle Investments LLC.  In this regard, please address the following:

•                Please confirm that a one to one exchange rate was used to determine the number of common units of Yankee Candle Investments LLC received.  Please confirm that the same exchange ratio was used for all members.  If not, please disclose your accounting for any preferential rights or beneficial conversion features;

•                Please clarify whether any holders of common units increased or decreased their proportionate ownership levels relative to other unitholders as a result of the transaction on February 9, 2011;

•                Please clarify whether anyone who was not an existing owner of YCC Holdings LLC received common units of Yankee Candle Investments LLC as part of this transaction.  If so, please tell us the terms under which these units were given to these non-existing owners, including if any consideration was paid; and

•                Please tell us how this conversion is reflected on the statements of changes of member’s equity(deficit) of YCC Holdings LLC.

Response:

In response to the Staff’s comment, pages ii, 99, 119, F-38 and F-43 of Amendment No. 2 to the Registration Statement have been revised to indicate that a one to one exchange ratio was used to determine the number of units of Yankee Candle Investments LLC received, that the same exchange ratio was used for all members, that no holders of common units changed their proportionate ownership levels relative to other unitholders and that no one who was not an existing owner of YCC Holdings LLC received common units of Yankee Candle Investments LLC.  This exchange had no impact on the amounts presented in the statements of changes in member’s equity (deficit) of YCC Holdings LLC because the number of units outstanding and terms and conditions of such units were not affected as a result of the exchange.  As a result of the exchange YCC Holdings LLC now has one member (Yankee Candle Investments LLC) and the members of Yankee Candle Investments LLC are those previously of

Securities and Exchange Commission
July 1, 2011

YCC Holdings LLC (in the same percentages and with the same rights as prior to the exchange as noted above).  References to” members’ equity (deficit)” after the exchange are to “member’s equity (deficit)” throughout the registration statement.

Part II - Information Not Required in Prospectus

Exhibits and Financial Statement Schedules, page II-3

7.                 We note your responses to comments 39 and 40 in our letter dated May 11, 2011.  Since Item 601(b)(10) of Regulation S-K does not contemplate the filing of a material agreement without the schedules and exhibits which form a part of the agreement, please file complete copies of the Credit Agreement as well as the Unitholders Agreement with your next amendment.  As indicated in our prior comment 40, you may request confidential treatment pursuant to Securities Act Rule 406 to the extent that you consider that disclosure of the information contained in such schedules and exhibits would cause you competitive harm.  Please note that generally, confidential treatment is granted only for specific sentences, words or figures and not granted for entire paragraphs, sections or exhibits. Please refer to the Division of Corporation Finance Staff Legal Bulletin No. 1 (February 28, 1997, amended July 11, 2001) for further guidance, which is available on our web site.

Response:

In response to the Staff’s comment, the Company has filed a complete copy of the Credit Agreement as Exhibit 10.1. The Company has filed a redacted copy of the Unit holders Agreement as Exhibit 10.18.

Exhibit 5.1 - Opinion of Kirkland & Ellis LLP

8.                 We note your response to comment 41 in our letter dated May 11, 2011.  Please have counsel revise clause (iii) in the second paragraph on page two of the opinion to specifically identify the remedies upon which counsel is not rendering an opinion due to public policy considerations.

Response:

In response to the Staff’s comment, Counsel to the Company has deleted clause (iii) in the second paragraph on page two of the opinion.

Exhibit 12.1

9.                 The fixed charges amounts for the thirteen weeks ended April 3, 2010 and April 2, 2011 used to determine your numerator for the computation of ratio of earnings to fixed charges appear to exclude the portion of rent deemed to be interest.  For example, for the thirteen weeks ended April 2, 2011, your total fixed charges including the portion of rent deemed to be interest appears to be $25,877; however, the fixed charges amount used in determining your numerator is $22,745. Please advise or revise your computation and disclosures throughout the filing as necessary.

Securities and Exchange Commission
July 1, 2011

Response:

In response to the Staff’s comment, the ratio of earnings to fixed charges for the thirteen weeks ended April 3, 2010 and April 2, 2011 has been revised on pages 13, 32 and 47 of Amendment No. 2 to the Registration Statement and in Exhibit 12.1 to Amendment No. 2 to the Registration Statement.

Yankee Holding Corp.

Annual Report on Form 10-K for the Fiscal Year Ended January 1, 2011

Quarterly Report on Form 10-Q for the Period Ended April 2, 2011

10.         Please address the comments above in the future filings of Yankee Holding Corp., as applicable.

Response:

Yankee Holdings will address the above comments in future filings to the extent applicable.

If the event that you have any additional questions, please contact me directly at (413) 665-8306, ext. 4414.

Regards,

/s/ Gregory W. Hunt
Gregory W. Hunt
Treasurer
YCC Holdings LLC